News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

For immediate release
19 September 2008

Acquisition of ChoicePoint Inc. Completed

Reed Elsevier announced today that its acquisition of ChoicePoint Inc has been completed.

On 21 February 2008, Reed Elsevier announced that it had reached agreement to acquire ChoicePoint for a total cost of $4.1 billion.  ChoicePoint brings to Reed Elsevier’s risk management business a leading position in providing unique data and analytics to the insurance sector and highly complementary products in the screening, authentication and public records areas.  On 16 September 2008 Reed Elsevier announced that the acquisition had received clearance from the US Federal Trade Commission.

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For further information please contact:

Sybella Stanley	Tel: +44 (0) 20	7166 5630
(Investors)
Patrick Kerr	Tel: +44 (0) 20 7166 5646

(Media)

Notes to editors

Reed Elsevier Group plc

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users, with increasing emphasis on internet delivery. The group employs more than 32,000 people, including approximately 20,000 in North America. In February 2008, Reed Elsevier reported revenues for 2007 of £4,584,/€6,693m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges suing the following ticker symbols: London: REL; Amsterdam; REN; New York: RUK and ENL.